

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

Adir Katzav
Chief Financial Officer
Eagle Bulk Shipping Inc.
477 Madison Avenue
New York, NY 10022

> **Re:** **Eagle Bulk Shipping Inc.**
> **Registration Statement on Form S-3**
> **Filed May 1, 2015**
> **File No. 333-203812**

Dear Mr. Katzav:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Purchase Contracts, page 24

1. Refer to the disclosure that "[w]e may issue purchase contracts for the purchase or sale of debt or equity securities issued by us or securities of third parties . . . ." To the extent you include the offering of underlying third party debt obligations, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations in effecting any such distribution of any such third party obligations. Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such third party debt obligations. For guidance, refer to the *Morgan Stanley & Co., Inc.* no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

Selling Shareholders, page 27

2. Please revise footnote 4 to the table to disclose the name of the natural person or persons who exercises voting and dispositive power over the securities held by EB Holdings, and remove the limiting reference "except to the extent of any pecuniary interest therein."

Exhibits 5.1 and 5.2

3. We note that the registration statement registers guarantees of subsidiaries organized in Marshall Islands, Delaware, and Singapore. We further note that Exhibit 5.1 is limited to the laws of the Marshall Islands and Exhibit 5.2 is limited to the laws of the State of New York. When you file your amended registration statement, please include the opinion of qualified counsel as to the corporate authority and due authorization and execution of each of the subsidiary guarantees that were entered into by each of the additional registrants in their respective jurisdictions, or file separate opinions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Griffith at 202-551-3267, or me at 202-551-3611 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor